5311 South 122nd East Avenue

Tulsa, Oklahoma 74146

September 2, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Timothy Buchmiller

Re:	Enovation Controls, Inc.
Application for Withdrawal on Form RW for Registration Statement on Form S-1
File Number: 333-198497

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Enovation Controls, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-198497), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 29, 2014, and most recently amended on November 14, 2014.

The Registrant is withdrawing the Registration Statement because the selling stockholders have decided not to proceed with an offering at this time. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter, with a copy to Daryl L. Lansdale, Jr. of Norton Rose Fulbright US LLP, 300 Convent Street, Suite 2100, San Antonio, Texas 78205, or via email at daryl.lansdale@nortonrosefulbright.com or by fax at (210) 270-2705.

If you have any questions or require any further information with respect to this matter, please contact Daryl L. Lansdale, Jr. via email at daryl.lansdale@nortonrosefulbright.com or at (210) 270-9367.

ENOVATION CONTROLS, INC.

By:	/s/ Dennis E. Bunday
Name:	Dennis E. Bunday
Title:	Chief Financial Officer and Secretary